SEKISUI HOUSE

Oyodonaka 1-chome Kita-ku,Osaka JAPAN

RECEIVED
2007 APR -2 A 10:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exemption No. 82-5129

[redacted]

07022058

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

PROCESSED
APR 06 2007
THOMSON
FINANCIAL

dlw 4/2

SEKISUI HOUSE

News Release

Sekisui House Announces Share Buyback Plan

March 22, 2007 – Sekisui House Ltd. (the "Company") hereby announces that at the meeting of the Board of Directors held on March 22, 2007 it has resolved to repurchase its own stock pursuant to the provisions of Article 156 of the Corporate Law, which are applied with the wording of their phrases being changed in accordance with the provisions of Paragraph 3, Article 165 of the Corporate Law. The details are as follows:

1. Reason for buyback:	To optimize capital management in a changing business environment
2. Outline of share buyback plan	
(1) Class of shares repurchased:	Sekisui House ordinary shares
(2) Maximum number of shares:	2,500,000 shares (0.35% of total outstanding shares)
(3) Maximum value of repurchase:	5,000 million yen
(4) Repurchase schedule:	From March 22, 2007 to April 26, 2007
(5) Repurchase method:	Repurchase on the Nagoya Stock Exchange in accordance with the Exchange's Treasury Stock Off-floor Transaction System

For reference

Treasury stock as of March 22, 2007

Total outstanding shares(excluding treasury stock):	708,995,650 shares
Number of treasury stock:	389,428 shares

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Corporate Communications Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3369
Email: info-ir@gz.sekisuihouse.co.jp

SEKISUI HOUSE

News Release

Sekisui House Announces Stock Repurchase Program
(Repurchase on the Nagoya Stock Exchange in Accordance with the Exchange's Treasury Stock Off-floor Transaction System)

March 22, 2007 – Sekisui House Ltd. (the "Company") hereby announces its decision upon a concrete method for stock repurchase pursuant to the provisions of Article 156 of the Corporate Law, which are applied with the wording of their phrases being changed in accordance with the provisions of Paragraph 3, Article 165 of the Corporate Law. The details are as follows.

1. Class of shares to be repurchased: Sekisui House ordinary shares
2. Number of shares to be repurchased: 2,500,000 shares
3. Date of repurchase: March 23, 2007
4. Repurchase price per share: 1,774 yen
5. Repurchase method: Repurchase on the Nagoya Stock Exchange in accordance with the Exchange's Treasury Stock Off-floor Transaction System
6. Disclosure of results of the repurchase operation: March 23, 2007 (after the close of trading)
   Note: If the number of shares offered falls short of the number of shares authorized for repurchase, the number of shares offered will be considered to be the number of shares to be repurchased.

For reference

Detail of share repurchased plan agreed at board meeting on March 22, 2007

Class of shares to be acquired:	Sekisui House ordinary shares
Maximum number of shares to be acquired:	2,500,000 shares
Maximum total value of shares to be acquired:	5,000 million yen

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Corporate Communications Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3369
Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE

Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House, Ltd.
(Registrant)

March 22, 2007

By: Yoshiro Kubota
Yoshiro Kubota
Senior Managing Executive Officer

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331

SEKISUI HOUSE

Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331

SEKISUI HOUSE

News Release

Sekisui House Announces Results of Share Buyback
(Repurchase on the Nagoya Stock Exchange in Accordance with the Exchange's Treasury Stock Off-floor Transaction System)

March 23, 2007 – Sekisui House, Ltd. (the "Company") announced yesterday that, pursuant to Article 156 of the Corporate Law, which are applied with the wording of their phrases being changed in accordance with the provisions of Paragraph 3, Article 165 of the Corporate Law it planned to repurchase ordinary shares. With this repurchase, the Company completed the purchase of all shares based on the resolution at the meeting of the Board of Directors held on March 22, 2007. The details are as follows:

1. Reason for buyback:	To optimize capital management in a changing business environment
2. Class of shares repurchased:	Sekisui House ordinary shares
3. Number of shares repurchased:	2,500,000 shares
4. Purchase amount:	4,435,000,000 yen
5. Date of repurchase:	March 23, 2007
6. Repurchase method:	Closing price transaction through the Nagoya Stock Exchange's Treasury Stock Off-floor Transaction

For reference

1. Detail of share repurchase plan agreed at board meeting on March 22, 2007

Class of shares to be acquired:	Sekisui House ordinary shares
Maximum number of shares to be acquired:	2,500,000 shares
Maximum total value of shares to be acquired:	5,000 million yen

2. Treasury stock as of March 23, 2007

Total outstanding shares(excluding treasury stock):	706,495,425 shares
Number of treasury stock:	2,889,653 shares

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Corporate Communications Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3369
Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE
Tower East,Umeda Sky Building,F30,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House, Ltd.
(Registrant)

March 23, 2007

By: Yoshiro Kubota
Yoshiro Kubota
Senior Managing Executive Officer

END

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331